80 2-4-02



02005171

ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549


SEC MAIL
RECEIVED
JAN 2 9 2002
167
WASH. D.C.
SECTION

1-31-02

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 1993 |
| Estimated average burden hours per response . . . 12.00 | |

| SEC FILE NUMBER |
|---|
| 8-22482 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Barwell Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3209 Ingersoll Avenue, Suite 210
(No. and Street)

| Des Moines | Iowa | 50312 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGowen, Hurst, Clark & Smith P.C.
(Name — *if individual, state last, first, middle name*)

| 1601 West Lakes Parkway, Suite 300, | West Des Moines, | Iowa | 50266 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*


SEC MAIL PROCESSING
RECEIVED
JAN 2 9 2002
167
WASH. D.C.

# BARWELL SECURITIES CORPORATION

## FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

## NOVEMBER 30, 2001


McGOWEN
HURST
CLARK
MH
C&S
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS ADVISORS
SMITH, P.C.

David W. Hurst, CPA
Kathleen A. Koenig, CPA
Robert R. McGowen, CPA
Michael W. McNichols, CPA
Thomas J. Pflanz, CPA
John A. Schmidt, CPA
Daniel A. Schwarz, CPA
S. James Smith, CPA

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Barwell Securities Corporation

We have audited the accompanying statement of financial condition of Barwell Securities Corporation as of November 30, 2001, and the related statement of income (loss), changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barwell Securities Corporation as of November 30, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital, Computation of Basic Net Capital Requirement, Computation of Aggregate Indebtedness, and the Statement of Changes in Liabilities Subordinated to the Claims of General Creditors are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGowen, Hurst, Clark & Smith, P.C.

West Des Moines, Iowa
December 18, 2001



1601 West Lakes Parkway, Suite 300
West Des Moines, Iowa 50266
515-288-3279 ∘ Fax: 515-280-1490

*Member of* CPAmerica International
SEC Practice Section of American Institute of Certified Public Accountants

106 E. Jefferson Street, P.O. Box 312
Winterset, Iowa 50273-0312
515-462-1882 ∘ Fax: 515-462-1577

*Founded in 1946*

# OATH OR AFFIRMATION

I, Roger D. Hershey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barwell Securities Corporation, as of November 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FORM X-17A-5

3/91

# FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

| | |
|---|---|
| NAME OF BROKER-DEALER | SEC FILE NO. 8-22482 [14] |
| Barwell Securities Corporation [13] | FIRM ID. NO. 42-1091365 [15] |
| ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) | FOR PERIOD BEGINNING (MM/DD/YY) 12/01/00 [24] |
| 3209 Ingersoll Avenue, Suite 210 [20] (No. and Street) | AND ENDING (MM/DD/YY) 11/30/01 [25] |
| Des Moines [21] (City) Iowa [22] (State) 50312 [23] (Zip Code) | |

| | |
|---|---|
| NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT | (Area Code)—Telephone No. |
| Roger D. Hershey [30] | 515-255-6210 [31] |
| NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE |
| [32] | [33] |
| [34] | [35] |
| [36] | [37] |
| [38] | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

**EXECUTION:**

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 3 day of Jan 19 2002

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

**ATTENTION**—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

## TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

McGowen, Hurst, Clark & Smith P.C. [70]

| ADDRESS Number and Street | City | State | Zip Code |
|---|---|---|---|
| 1601 West Lakes Parkway<br>Suite 300 [71] | West Des Moines [72] | Iowa [73] | 50266 [74] |

Check One

( X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | |
|---|---|---|---|---|---|---|
| [50] | [51] | [52] | [53] | | | |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Barwell Securities Corporation N 3 [100]

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 11/30/01 [99]

SEC FILE NO. 8-22482 [98]

Consolidated [198]

Unconsolidated [199]

### ASSETS

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $ 41,191 | 200 | | | $ 41,191 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | 9,704 | 295 | | | | |
| B. Other | | 300 | $ | 550 | 9,704 | 810 |
| 3. Receivables from non-customers | | 355 | | 600 | | 830 |
| 4. Securities and spot commodities owned, at market value: | | | | | | |
| A. Exempted securities | | 418 | | | | |
| B. Debt securities | | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | | 424 | | | | |
| E. Spot commodities | | 430 | | | | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ [130] | | | | | | |
| B. At estimated fair value | | 440 | | 610 | | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities $ [150] | | | | | | |
| B. Other securities $ [160] | | | | | | |
| 7. Secured demand notes: market value of collateral: | | 470 | | 640 | | 890 |
| A. Exempted securities $ [170] | | | | | | |
| B. Other securities $ [180] | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ [190] | | | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | 1,290 | 680 | 1,290 | 920 |
| 11. Other assets. Deferred income taxes | | 535 | 20,108 | 735 | 20,108 | 930 |
| 12. TOTAL ASSETS | $ 50,895 | 540 | $ 21,398 | 740 | $ 72,293 | 940 |

The accompanying notes are an integral part of these financial statements

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Barwell Securities Corporation as of 11/30/01

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|---|
| Bank loans payable | | $ [1045] | $ [1255] | $ [1470] |
| Payable to brokers or dealers: | | | | |
| A. Clearance account | | [1114] | [1315] | [1560] |
| B. Other | | [1115] | [1305] | [1540] |
| Payable to non-customers | | [1155] | [1355] | [1610] |
| Securities sold not yet purchased, at market value | | | [1360] | [1620] |
| Accounts payable, accrued liabilities, expenses and other | | 5,395 [1205] | [1385] | 5,395 [1685] |
| 18. Notes and mortgages payable: | | | | |
| A. Unsecured | | [1210] | | [1690] |
| B. Secured | | [1211] | [1390] | [1700] |
| 19. Liabilities subordinated to claims of general creditors: | | | | |
| A. Cash borrowings: | | | 35,500 [1400] | 35,500 [1710] |
| 1. from outsiders | $ [970] | | | |
| 2. Includes equity subordination (15c3-1 (d)) of .... | $ 35,500 [980] | | | |
| B. Securities borrowings, at market value: from outsiders | $ [990] | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements: | | | [1420] | [1730] |
| 1. from outsiders | $ [1000] | | | |
| 2. Includes equity subordination (15c3-1 (d)) of .... | $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | | [1220] | [1440] | [1750] |
| 20. TOTAL LIABILITIES | | $ 5,395 [1230] | $ 35,500 [1450] | $ 40,895 [1760] |

### Ownership Equity

|  | |  |
|---|---|---|
| Sole proprietorship | | $ [1770] |
| Partnership (limited partners | $ [1020]) | [1780] |
| 23. Corporation: | | |
| A. Preferred stock | | [1791] |
| B. Common stock $1 par value 8,000 shares authorized, 3,750 shares issued and outstanding | | 3,750 [1792] |
| C. Additional paid-in capital | | 119,421 [1793] |
| D. Retained earnings | | (91,773) [1794] |
| E. Total | | 31,398 [1795] |
| F. Less capital stock in treasury | | ( ) [1796] |
| 24. TOTAL OWNERSHIP EQUITY | | $ 31,398 [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ 72,293 [1810] |

The accompanying notes are an integral part of these financial statements

OMIT PENNIES



BASIC FILERS ONLY

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER** Barwell Securities Corporation

For the period (MMDDYY) from 12/01/00 [3932] to 11/30/01 [3933]

Number of months included in this statement [3931]

## STATEMENT OF INCOME (LOSS)

### REVENUE

| | | | |
|---|---|---|---|
| 1. Commissions: | | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | | $ 32,417 | 3935 |
| b. Commissions on listed option transactions | | 0 | 3938 |
| c. All other securities commissions | | 53,113 | 3939 |
| d. Total securities commissions | | 85,530 | 3940 |
| 2. Gains or losses on firm securities trading accounts | | | |
| a. From market making in options on a national securities exchange | | | 3945 |
| b. From all other trading | | | 3949 |
| c. Total gain (loss) | | | 3950 |
| 3. Gains or losses on firm securities investment accounts | | | 3952 |
| 4. Profit (loss) from underwriting and selling groups | | | 3955 |
| 5. Revenue from sale of investment company shares | | | 3970 |
| 6. Commodities revenue | | 140,652 | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | | 3975 |
| 8. Other revenue | | 2,691 | 3995 |
| 9. Total revenue | | $ 228,873 | 4030 |

### EXPENSES

| | | | |
|---|---|---|---|
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | $ | 4120 |
| 11. Other employee compensation and benefits | | 57,543 | 4115 |
| 12. Commissions paid to other broker-dealers | | 83,762 | 4140 |
| 13. Interest expense | | 5,795 | 4075 |
| a. Includes interest on accounts subject to subordination agreements | 5,795 [4070] | | |
| 14. Regulatory fees and expenses | | 2,050 | 4195 |
| 15. Other expenses | | 85,096 | 4100 |
| 16. Total expenses | | $ 234,246 | 4200 |

### NET INCOME

| | | | |
|---|---|---|---|
| 17. Net income (loss) before Federal income taxes and items below (item 9 less item 16 ) | | $ (5,373) | 4210 |
| 18. Provision for Federal income taxes (for parent only) | | 1,075 | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | 4222 |
| a. After Federal income taxes of | [4238] | | |
| 20. Extraordinary gains (losses) | | | 4224 |
| a. After Federal income taxes of | [4239] | | |
| 21. Cumulative effect of changes in accounting principles | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | | $ (4,298) | 4230 |

### MONTHLY INCOME

| | | |
|---|---|---|
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | $ | 4211 |

The accompanying notes are an integral part of these financial statements

BARWELL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30, 2001

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ | (4,298) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Gain on extinguishment of debt | | (1,925) |
| Depreciation and amortization | | 2,837 |
| Deferred income tax benefit | | (1,075) |
| Decrease in receivables from brokers | | 8,362 |
| Decrease in accounts payable and accrued expenses | | (1,140) |
| **Cash Provided By Operating Activities** | | 2,761 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of property and equipment | | (1,612) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Payments on subordinate debt | | (17,575) |
| **NET DECREASE IN CASH** | | (16,426) |
| **CASH BALANCE - BEGINNING OF YEAR** | | 57,617 |
| **CASH BALANCE - END OF YEAR** | $ | 41,191 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:** | | |
| Cash paid during the year for interest | $ | 5,795 |
| Cash paid during the year for income taxes | $ | - |

The accompanying notes are an integral part of these financial statements.

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Barwell Securities Corporation as of 11/30/01

**Exemptive Provision Under Rule 15c3-3**

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

| | | |
|---|---|---|
| A. (k) (1)—$2,500 capital category as per Rule 15c3-1 | | 4550 |
| B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained | | 4560 |
| C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Mesirow Financial [4335] | X | 4570 |
| D. (k) (3)—Exempted by order of the Commission | | 4580 |

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Barwell Securities Corporation as of 11/30/01

### COMPUTATION OF NET CAPITAL

| Line | Item | | Code | | Code |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 31,398 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 31,398 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 35,500 | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 66,898 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | $ 21,398 | 3540 | | |
| | B. Secured demand note deficiency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 21,398 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | 3630 |
| 8. | Net capital before haircuts on securities positions | | | $ 45,500 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | ( ) | 3740 |
| 10. | Net Capital | | | $ 45,500 | 3750 |

OMIT PENNIES

There are no differences in the computation of net capital as of November 30, 2001, between the above computed net capital and the unaudited filing of Part IIA of the Focus report submitted by the Company.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Barwell Securities Corpration — as of 11/30/01

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| Line | Item | | | Amount | Code |
|---|---|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | | | $ 359 | 3756 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | | $ 5,000 | 3758 |
| 13. | Net capital requirement (greater of line 11 or 12) | | | $ 5,000 | 3760 |
| 14. | Excess net capital (line 10 less 13) | | | $ 40,500 | 3770 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | | | $ 44,960 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| Line | Item | | | Amount | Code |
|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ 5,395 | 3790 |
| 17. | Add: | | | | |
| | A. Drafts for immediate credit | $ | 3800 | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| | C. Other unrecorded amounts (List) | $ | 3820 | $ | 3830 |
| 19. | Total aggregate indebtedness | | | $ 5,395 | 3840 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | | % 12 | 3850 |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | | % 0 | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| Line | Item | Amount | Code |
|---|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | 3870 |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 3880 |
| 24. | Net capital requirement (greater of line 22 or 23) | $ | 3760 |
| 25. | Excess net capital (line 10 less 24) | $ | 3910 |
| 26. | Net capital in excess of: 5% of combined aggregate debit items or $120,000 | $ | 3920 |

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See "Independent Auditor's Report"

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed withdrawal or Accrual See below for code to enter | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (yes or no) |
|---|---|---|---|---|---|
| 4600 | NONE 4601 | 4602 | 4603 | 4604 | 4605 |
| 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |
| 4650 | 4651 | 4652 | 4653 | 4654 | 4655 |
| 4660 | 4661 | 4662 | 4663 | 4664 | 4665 |
| 4670 | 4671 | 4672 | 4673 | 4674 | 4675 |
| 4680 | 4681 | 4682 | 4683 | 4684 | 4685 |
| 4690 | 4691 | 4692 | 4693 | 4694 | 4695 |

TOTAL $ 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Barwell Securities Corporation

For the period (MMDDYY) from 12/01/00 to 11/30/01

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 35,696 | 4240 |
| A. Net income (loss) | | | (4,298) | 4250 |
| B. Additions (Includes non-conforming capital of | $ | 4262 ) | | 4260 |
| C. Deductions (Includes non-conforming capital of | $ | 4272 ) | | 4270 |
| 2. Balance, end of period (From item 1800) | | | $ 31,398 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | $ 55,000 | 4300 |
| A. Increases | | 4310 |
| B. Decreases | 19,500 | 4320 |
| 4. Balance, end of period (From item 3520) | $ 35,500 | 4330 |

OMIT PENNIES

The accompanying notes are an integral part of these financial statements

**BARWELL SECURITIES CORPORATION**
**NOTES TO FINANCIAL STATEMENTS**

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS - The Company operates as a stockbroker handling trades on all major exchanges for customers predominantly in central Iowa. The trades are handled through a brokerage clearing house. Receivables represent commissions earned on trading transactions and are due from brokers and dealers. Management considers these receivables to be fully collectible; accordingly, no allowance for doubtful accounts is considered necessary.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost less an allowance for accumulated depreciation. The cost of the property and equipment is depreciated over the estimated useful lives of the related assets. The net book value (cost less accumulated depreciation of $38,031) of property and equipment was $1,290. Depreciation expense for the year was $2,837.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CONCENTRATIONS - The Company handles a majority of its trades through a single securities broker and dealer and a single future commission merchant. The receivables from brokers arise from these entities.

TRANSACTIONS RECORDING POLICY - Customers' securities and commodities transactions are recorded on a trade date basis with related commission income and expenses recovered on a trade date basis.

## NOTE B - SUBORDINATED LOANS

Borrowings subordinated to the claims of general creditors totaling $35,500 have been contributed under agreements requiring annual interest payments at 12%. Scheduled maturities of these loans are as follows:

| Year Ending November 30, | |
|---|---|
| 2002 | $ 10,500 |
| 2003 | 25,000 |
| | $ 35,500 |

These borrowings are outstanding notes payable to certain shareholders. Interest expense on these related party notes totaled $5,795 during 2001.

During 2001, the Company extinguished a $5,500 debt to a shareholder early for $3,575, realizing a gain on the extinguishment of $1,925.

## BARWELL SECURITIES CORPORATION
## NOTES TO FINANCIAL STATEMENTS

### NOTE C - INCOME TAXES

Following are the components of the Company's provision for income taxes for the year ended November 30, 2001:

| | |
|---|---|
| Current income tax expense (benefit) | $ - |
| Deferred income tax expense (benefit) | (1,075) |
| Total provision (benefit) for income taxes | $ (1,075) |

The deferred tax asset arises from approximately $101,000 of unused net operating loss carryforwards available at November 30, 2001. Those net operating loss carryforwards begin to expire in 2004.

### NOTE D - COMMITMENTS

The Company leases its office under an operating lease requiring monthly rental payments of $1,350. Office lease expense for the year ended November 30, 2001 totaled $20,536. The lease expires on July 31, 2002.

### NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2001, the Company had net capital of $45,500, which was $40,500 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .12 to 1.



David W. Hurst, CPA
Kathleen A. Koenig, CPA
Robert R. McGowen, CPA
Michael W. McNichols, CPA
Thomas J. Pflanz, CPA
John A. Schmidt, CPA
Daniel A. Schwarz, CPA
S. James Smith, CPA

To the Board of Directors
Barwell Securities Corporation

In planning and performing our audit of the financial statements of Barwell Securities Corporation for the year ended November 30, 2001, we considered its internal controls in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls. However, we noted a certain matter involving internal controls and its operation that we consider to be a reportable condition under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal controls that, in our judgment, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

In addition, we reviewed the practices and procedures followed by the Company in making periodic computations of the minimum financial requirements pursuant to Rule 17a-3 and CFTC Regulation 1.17.

> Because of the Company's size, one individual handles cash receipts and disbursements, general ledger posting and bank reconciliations. Internal accounting controls used by larger corporations would generally preclude any one employee from performing all of these functions. Due to the limited size of the Company's staff, adequate segregation of incompatible accounting duties is not feasible. This increases the risk that errors or irregularities could occur and not be detected in a timely manner. To help mitigate the risks in such a situation, it is important for management and owners to review the information generated by the employees for any unusual features or deviations from expected results.

A material weakness is a reportable condition in which the design or operation of one or more of internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of internal controls would not necessarily disclose all matters that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, we believe that the lack of segregation of incompatible accounting duties is a material weakness.

This report is intended solely for the information and use of the Board of Directors, management, and others within the Company and its regulators and is not intended to be and should not be used by anyone other than these specified users.

McGowen, Hurst, Clark & Smith, P.C.

West Des Moines, Iowa
December 18, 2001

1601 West Lakes Parkway, Suite 300
West Des Moines, Iowa 50266
515-288-3279 ∘ Fax: 515-280-1490

www.mhcscpa.com

*Member of* CPAmerica International
SEC Practice Section of American Institute of Certified Public Accountants

*Founded in 1946*

106 E. Jefferson Street, P.O. Box 312
Winterset, Iowa 50273-0312
515-462-1882 ∘ Fax: 515-462-1577